Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

June 4, 2014

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Larry L. Greene, Senior Counsel

Re:	Blackstone Real Estate Income Fund II

Dear Sir or Madam:

On May 28, 2014, Blackstone Real Estate Income Fund II (the “Fund”), submitted for filing by direct electronic transmission the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement is being filed to register sales of additional shares of the Fund’s common shares of beneficial interest, par value $0.001, pursuant to Rule 415(a)(1)(x) of the 1933 Act.

In accordance with Securities and Exchange Commission Release No. 33-6510 (February 15, 1984) (the “Release”), we respectfully request on behalf of the Fund that the Division of Investment Management (the “Division”) consider this filing appropriate for limited review because, as detailed below, the disclosure in the Registration Statement is substantially similar to disclosure in the Registration Statement (File Nos. 333-191906 and 811-22907) (the “Prior Registration Statement”) filed for the Fund’s initial public offering, which the Division has reviewed and which was declared effective on January 24, 2014 (approximately four months ago), and because the Fund commenced operations on April 1, 2014 (approximately two months ago).

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The Fund’s investment objective is to seek long-term total return, with an emphasis on current income, by primarily investing in a broad range of real estate-related debt investments. The Fund pursues its investment objective by investing substantially all of its assets in Blackstone Real Estate Income Master Fund (the “Master Fund”), a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company with the same investment objective and substantially the same investment policies as the Fund. Under normal circumstances, at least 80% of the Master Fund’s managed assets are invested in liquid investments in public and private real estate debt, including, but not limited to commercial mortgage-backed securities, mortgages, loans, mezzanine and other forms of debt and equity interests in entities that invest in real estate debt. The investment objectives, investment strategies and adviser of the Fund and the Master Fund have not changed since the Prior Registration Statement. The following is provided to assist the Division in its review of the Registration Statement.

I.	Material Changes from Recent Filings

All material changes from the Prior Registration Statement relate to the fact that the Fund (i) has been actively operating as a registered investment company since April 1, 2014, (ii) has incurred leverage since its inception, (iii) added the sections titled “Securities Outstanding (as of April 30, 2014)” and “Legal Proceedings”, and (iv) updated the section titled “Control Persons and Principal Holders of Securities.” In addition, the Fund has incorporated the disclosure contained in Supplement No. 1, dated May 5, 2014, to the Prospectus, dated January 24, 2014, for Advisor Class I Shares and the Prospectus, dated January 24, 2014, for Institutional Class II Shares, filed by the Fund on May 5, 2014, to the Registration Statement. The following sections of the

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Registration Statement are substantially similar to their counterparts in the Prior Registration Statement:

“Prospectus Summary”;

“Summary of Fees and Expenses”;

“Privacy Policy”;

“Use of Proceeds”;

“Investment Objective and Strategies”;

“Leverage”;

“Risk Factors”;

“Conflicts of Interest”;

“Management of the Fund”;

“Subscription of Shares”;

“Determination of Net Asset Value”;

“Repurchases and Transfers of Shares”;

“Description of Shares”;

“Certain Provisions in the Agreement and Declaration of Trust”;

“Portfolio Transactions”;

“Tax Considerations”;

“Certain ERISA Considerations”;

“Fiscal Year”;

“Fundamental Investment Restrictions”;

“Investment Objective and Techniques”;

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“Management”;

“Codes of Ethics”;

“Investment Management and Other Services”;

“The Investment Manager”;

“Administrator”;

“Custodian”;

“Independent Registered Public Accounting Firm”;

“Legal Counsel”;

“Proxy Voting Policies and Procedures”;

“Brokerage Allocation and Other Practices”;

“Taxes”;

II.	Problem Areas Warranting Special Attention

The Fund respectfully submits there are no problem areas warranting special attention.

III.	New Investment Techniques, Products or Methods of Distribution

The Fund respectfully submits there are no new investment techniques, products or methods of distributions with respect to the Fund’s offering.

IV.	Portions of Prior Filings, Similar to, or Precedent for, the Current Filing

The disclosure in the Registration Statement described above is also substantially similar to the disclosure contained in the registration statement filed by Blackstone Real Estate Income Fund (“BREIF”) (File Nos. 333-191736 and 811-

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22900), which was declared effective on January 24, 2014. BREIF, similar to the Fund, is a “feeder” fund to the Master Fund. However, the Fund respectfully notes that BREIF’s common shares of beneficial interest, par value $0.001, are subject to a maximum sales load of 3.00% and a distribution and service fee of 0.75% (of which 0.25% is compensation for shareholder servicing), whereas neither the Fund’s Advisor Class I common shares of beneficial interest, par value $0.001 (the “Advisor Shares”), nor its Institutional Class II common shares of beneficial interest, par value $0.001, are subject to a sales load or distribution fee, and only the Advisor Shares are subject to a 0.25% service fee.

The Fund would appreciate receiving any comments on the Registration Statement at your earliest convenience, and in any case within thirty days of the date of filing of the Registration Statement.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan at (212) 455-3575 or Rafael Vasquez at (212) 455-3566.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Leon Volchyok